Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

December 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 15, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 14, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon completes share buyback program

Aegon has completed the share buyback program announced on September 28, 2017. This program neutralized the dilutive effect of the 2016 final and 2017 interim dividends paid in shares. The repurchased shares will be held as treasury shares and will be used to cover future stock dividends.

Between October 2, 2017 and December 15, 2017 a total of 51,864,626 common shares were repurchased, at an average price of EUR 5.09 per share.

More detailed information about the program is available on aegon.com/sharebuyback.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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